EXHIBIT 16.1



              [Letterhead of Deloitte & Touche LLP]



November 30, 2004

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C.  20549

Dear Sirs/Madam:


We have read Item 4.01 of Form 8-K of Molex Incorporated (the
"Company") dated November 13, 2004 and have the following comments:

FIRST PARAGRAPH

We agree with the statements made in this paragraph.

SECOND PARAGRAPH

We have no basis upon which to agree or disagree with the statements made in this paragraph.

THIRD AND FOURTH PARAGRAPHS

We agree with the statements made in these paragraphs.

FIFTH PARAGRAPH

We have no basis upon which to agree or disagree with the statements made in this paragraph, as we did not complete our review of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 prior to our resignation.

SIXTH PARAGRAPH

The statements made by the Company in the first four sentences of this paragraph are describing events which occurred in July 2004 shortly after the Company's June 30, 2004 fiscal year end and before the Company had issued a press release on July 27, 2004, announcing its fiscal 2004 results and before the Company filed, on September 10, 2004, its financial statements for fiscal 2004. Deloitte and Touche LLP ("Deloitte" or "D&T") did not become aware of such events until subsequent to October 14, 2004. Our comments below are based solely on discussions with management and the Audit Committee Chairman, and a written chronology (the "Chronology") prepared by the then, Vice President, Treasurer and Chief Financial Officer (the "CFO") which was provided to us by the Audit Committee Chairman on November 2, 2004. Based upon the foregoing, we have the following comments:

     * We agree with the statements made in the first sentence of this paragraph. For purposes of clarity, the issue was that intercompany profit included in "in-transit" inventory had not been eliminated in consolidation (the "PII Error"). This error resulted in an overstatement of inventory with a corresponding overstatement of income for each historical period in which the elimination was not made.

     * We disagree with the statement made in the second sentence of this paragraph because it is incomplete. The CFO's Chronology also indicates that at the July 21, 2004 meeting: (1) the President and Chief Operating Officer and one of the Co-Chairmen of the Company's Board of Directors also attended; (2) in addition to the PII Error, the possible reversal of a self-insurance reserve was discussed; and (3) the CFO's Chronology indicates that "the group also discussed whether this issue" (the PII Error) "should be reported to D&T and the Audit Committee as part of the year-end audit".

     * We disagree with the statements made in the third sentence of this paragraph because the Chronology indicates that the amount of the PII Error was known at the time of the July 21, 2004 meeting and was subject only to a determination as to how the PII Error had occurred.

     * We have no basis upon which to agree or disagree with management's stated conclusions in the fourth sentence of this paragraph.


With respect to the fifth sentence of this paragraph, we agree that the Company issued a press release on July 27, 2004. We make no comment as to the accuracy or completeness of the Company's press release.

We agree with the statements made in the sixth sentence of this paragraph; however, such statements do not indicate that the representation letter was also later signed by the Executive Vice President/President Far East South, and that a second representation letter, dated September 10, 2004, reaffirming the representations made as of August 20, 2004, was provided to us and was signed by the Vice Chairman and Chief Executive Officer (the "CEO") and the CFO.

SEVENTH PARAGRAPH

We agree with the statements made in the first sentence of this paragraph.

We disagree with the statements made in the second sentence of this paragraph because it is incomplete and inaccurately suggests that the amount of the PII Error was not known. The Company initially recorded approximately $2 million of the PII Error in the first quarter of fiscal 2005 and indicated an intention of recording the remainder in the subsequent fiscal 2005 quarters. Also, the Company indicated that the reversal of the self-insurance reserve would be recorded to offset a portion of the remaining adjustments resulting from the PII Error. The Company's reference to a "full analysis of all inventory allowances" has no impact on the PII Error.

We agree with the statements made in the third sentence of this paragraph. For purposes of clarity, we had not previously been informed of the PII Error, nor were we informed in the October 15, 2004 meeting that the PII Error and self-insurance reserve matters had been identified by the Company prior to the filing of the Company's 2004 annual report on Form 10-K.

We agree with the statements made in the fourth sentence of this paragraph. For purposes of clarity, the Company had not recorded a reduction to its inventory allowances or self-insurance reserve at the time of the October 15, 2004 meeting. The Company's written analysis, provided to us at this meeting, also indicated that the reductions in the inventory component allowance of $300,000 to $500,000 were appropriate, and that the Company's accounts receivable reserve was potentially overstated by approximately $3 million to $4 million.

We agree with the statements made in the fifth sentence of this paragraph. For purposes of clarity, the potential over accrual of the accounts receivable reserve of $3 million to $4 million was also discussed at the October 19, 2004 Audit Committee Meeting.

We disagree with the statements made in the sixth sentence of this paragraph because as of October 19, 2004 we had performed no procedures regarding the amount of the PII Error and were not in a position to have been in agreement with such amount. We agree that we disagreed with the Company's proposed accounting treatment for the PII Error.

We agree with the statement made in the seventh sentence as to the timing of recording of such adjustment, however, we disagree with the statement suggesting that the PII Error was an estimate.
The amount of the PII Error was determinable and known to management.

We agree with the statements made in the eighth sentence of this paragraph. For purposes of clarity, after the October 19, 2004 Audit Committee Meeting, the CFO informed us that if the Company were required to record the entire PII Error in the first quarter, she would offset the entry by recording adjustments to inventory allowances so that income for the quarter would not change from the preliminary income amount available at the time of the October 15, 2004 meeting. The reported income amount shown in the Company's October 20, 2004 press release and in its Form 10-Q filing for the quarter ended September 30, 2004 do not differ from the preliminary income amount available on October 15, 2004.

With respect to the ninth sentence of this paragraph, we agree that the Company issued a press release on July 27, 2004. We make no comment as to the accuracy or completeness of the Company's press release.

We agree with the statements made in the tenth sentence of this paragraph. For purposes of clarity, on October 21, 2004, we had not completed our procedures relating to the adjustment recorded by the Company for the reduction in inventory allowance since the support had not been provided to us by the Company.

We have no basis upon which to agree or disagree with the statements made in the eleventh sentence of this paragraph.

EIGHTH PARAGRAPH

We agree that the CFO made the statements as indicated in the first sentence of this paragraph; however, the CFO's characterization of the PII Error as "potential" was not correct because the amount of the PII Error was known in July 2004.

We disagree with the statement made in the second sentence of this paragraph because it is incomplete and inaccurate. On October 28, 2004, we informed the Co-Chairmen of the Board that the CFO had knowledge of the errors prior to filing the June 30, 2004 Form 10-K and failed to disclose such errors to us. Later that day, we informed the Audit Committee Chairman. At that time we requested that the Audit Committee, with assistance of experienced counsel, conduct an investigation into the matter to determine the facts and circumstances surrounding the CFO's knowledge of the errors at the time she signed the representation letters; whether anyone else at the Company had knowledge of the errors; whether the CFO had instructed anyone to withhold such information from us; whether there were any other events which had transpired that had not been properly communicated; whether there were any other significant reserve adjustments, accounting matters or errors that had not been disclosed by management to us; and whether any illegal acts had occurred. We advised the Audit Committee Chairman that we would be unable to complete our review of the first quarter until the investigation was completed to our satisfaction and any remedial action was taken. We further informed the Audit Committee Chairman that it was highly unlikely that we would be willing to continue to rely on the CFO's representations in connection with our reviews or audits.

We have no basis upon which to agree or disagree with the statements made in the third sentence of this paragraph as to the CEO's and CFO's actual beliefs; however, the stated beliefs are inconsistent with the written representations included in the representation letters to us dated August 20, 2004 and September 10, 2004 and signed by the CEO and CFO on September 10, 2004, which state, among other things, that there are no transactions (such as the PII Error and the self-insurance reserve over-accrual) that had not been properly recorded in the accounting records, and that no matters had come to management's attention subsequent to June 30, 2004 that required consideration as adjustments to or disclosures in the financial statements.

We disagree with the statements made in the fourth sentence of this paragraph. As discussed above, on October 28, 2004 we requested that the Audit Committee conduct an investigation and informed them we would be unable to complete our review of the Company's financial statements for the quarter ended
September 30, 2004 until such investigation had been completed to our satisfaction and any appropriate remedial action had been taken.

NINTH PARAGRAPH

We disagree with the statements made in the first sentence of this paragraph because they are incomplete. On November 1, 2004, we met with the CEO, and he informed us that he set the tone for communications and that he probably did discuss with the CFO not informing Deloitte of the PII Error; and that he had not read the representation letter prior to signing it.

On November 2, 2004, the Chairman of the Audit Committee provided us with the Chronology prepared by the CFO stating that the matters in question had been discussed at the July 21, 2004 management meeting. As a result of receiving this information, we informed the Chairman of the Audit Committee that our willingness to rely on representations of the CEO was now also in question. On November 3, 2004, we informed the Chairman of the Audit Committee of the following: (1) we had concluded that we were no longer willing to rely on the representations of either the CEO or the CFO; (2) the Audit Committee should conduct an investigation and engage outside independent counsel to directly assist the Audit Committee; and (3) we would be unable to complete our review of the first quarter until the investigation was completed to our satisfaction and any appropriate remedial actions were taken.

We have no basis upon which to agree or disagree with the statements made in the second and third sentences of this paragraph. Such statements are consistent with the written report that was ultimately provided to us.

We agree with the statements made in the fourth sentence of this paragraph.

We disagree with the statements made in the fifth sentence of this paragraph because they are incomplete. On November 9, 2004, after receiving a verbal report on the results of the investigation, we informed the Audit Committee Chairman and independent counsel that the investigation was not complete and that additional work should be performed to; (1) resolve the discrepancies between the facts as presented to us by the investigators and the information contained in the Chronology, the comments made to us by the CEO discussed above and other information provided to us by the Audit Committee Chairman;
(2) perform a search of personal files and emails to determine whether other individuals had knowledge of the matters and whether there were other accounting matters or errors that had not been disclosed to us; and (3) determine whether any illegal acts had occurred.

We agree with the statements made in the sixth sentence of this paragraph. For purposes of clarity, the written report was provided to us on November 11, 2004 and a written supplement was provided to us on November 13, 2004.

TENTH PARAGRAPH

We agree with the statements made in the first sentence of this paragraph. For purposes of clarity, we were provided with a draft of the Form 12b-25 less than two hours before the filing deadline. We were in the process of providing our comments on the draft of the Form 12b-25 to the Company's outside counsel, when we were informed by them that there was insufficient time to consider our comments prior to the filing deadline. We make no comment as to the accuracy or completeness of the Company's
Form 12b-25 filed on November 10, 2004.

We agree with the statements made in the second sentence of this paragraph.

We have no basis upon which to agree or disagree with the statements made in the third sentence of this paragraph; however, as previously stated, we had informed the Audit Committee
Chairman that we were no longer willing to rely on the representations of either the CEO or the CFO.

We disagree with the statements made in the fourth sentence of this paragraph. Various members of Senior Management and the Board informed us that they believed the investigation could show that the CEO did not knowingly misrepresent matters to us. We informed the Company that we could reconsider our willingness to rely on the CEO's representations if the results of the investigation so warranted; however, as the investigation was not complete, we did not withdraw our previous communication regarding our unwillingness to rely on the CEO's representations.

ELEVENTH PARAGRAPH

We agree with the statements made in the first and fifth sentences of this paragraph.

We disagree with the statements made in the second and third sentences of this paragraph as to the imposition of new conditions. We had previously communicated to the Audit Committee Chairman and the Co-Chairmen of the Board that we were unwilling to rely on the representations of the CEO and CFO and that their having roles in the Company in which they would have significant authority or responsibilities with respect to the Company's accounting books and records, financial reporting, or system of internal control would not be acceptable. After considering the Company's November 10, 2004 announcement that the Vice President, Treasurer and Chief Financial Officer would be reassigned to the position of Vice President and Treasurer, we concluded that under the circumstances, the parameters of such previous communications would preclude both the CEO and former CFO from being officers of the Company. We informed the Company of such conclusion on November 13, 2004.

We have no basis upon which to agree or disagree with the statements made in the fourth sentence of this paragraph.

TWELFTH PARAGRAPH

We agree with the statements made in the first and third sentences of this paragraph.

We agree with the statements made in the second sentence as to the timing of recording of such adjustment, however, we disagree with the statements suggesting that the PII Error was an estimate as opposed to an error whose amount was determinable and known to management.

We agree with the statements made in the fourth sentence of this paragraph. For purposes of clarity, we did not complete our review of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 prior to our resignation. In addition, we make no comment as to the accuracy or completeness of the Company's press release.

THIRTEENTH PARAGRAPH

We agree with the statements made in this paragraph.

FOURTEENTH PARAGRAPH

We agree with the statements made in the first sentence of this paragraph.

We have no basis upon which to agree or disagree with the statements made in the second sentence of this paragraph.

Yours Truly,

/s/ Deloitte & Touche LLP



Cc:  Louis A. Hecht, Corporate Secretary and General Counsel,
Molex Incorporated

Cc:  Robert B. Mahoney, Executive Vice President, President Far
East South and Acting Chief   Financial Officer, Molex
Incorporated

Cc:  Douglas K. Carnahan, Chairman of Audit Committee, Molex
Incorporated